Exhibit 99.1

Focus Media Reports Third Quarter 2008 Results

SHANGHAI, China, November 11, 2008 – Focus Media Holding Limited (Nasdaq: FMCN), China’s leading multi- platform digital media company, today announced its unaudited financial results for the third quarter ended September 30, 2008.

Highlights for third quarter 2008:

● ●	Total revenues grew 63.7% year-over-year and 6.2% quarter-over-quarter to $224.8 million. GAAP net income for the third quarter was $51.3 million or $0.38 per fully diluted ADS.

● Focus Media provides gross margin, operating margin, net income and earnings per ADS on a non-GAAP basis that exclude non-cash share-based compensation expense, acquired intangible assets amortization expense and one-time items to enable investors to better assess the Company’s operating performance. The non-GAAP measures are described and are reconciled to the corresponding GAAP measure in the section below titled “Use of non-GAAP Financial Measures”. Net income excluding non-cash share-based compensation expenses and amortization of acquired intangible assets resulting from acquisitions for the third quarter was $71.4 million or $0.53 per fully diluted ADS, within previously provided guidance of $70 million to $72million.

● In the third quarter of 2008, digital out-of-home advertising revenue was $153.8 million, up 62.4% year-over-year and 13.6% quarter-over-quarter.

■ Advertising service revenue from our commercial location network grew 44.1% year-over-year and 14.8% quarter-over-quarter to $93.1 million.

■ Advertising service revenue from our in-store network, including revenues from CGEN Digital Media Company Limited (“CGEN”), was $16.8 million, an increase of 136.6% year-over-year and a slight decrease from $17.0 million in the previous quarter, as we continued to make efforts to optimize the combined in-store network coverage during the post-acquisition integration of CGEN.

■ Advertising service revenue from our in-elevator poster frame network grew 90.6% year-over-year and 17.8% quarter-over-quarter to $44.0 million.

● Internet advertising revenue was $70.8 million in the third quarter of 2008, an increase of 66.5% year-over-year but a decrease of 7.0% quarter-over-quarter.

”We faced an extremely challenging advertising environment towards the end of the third quarter and in the fourth quarter. The recent global financial turmoil and slowdown in consumer demand in the US and European markets have had a significant negative impact on the Chinese economy as well as on the mindset of corporate decision makers in China. The macro headwind we are facing is the most severe in the modern history of the Chinese advertising industry. In particular, our Internet advertising business saw online advertising spending slowing after the Beijing Olympics. Our conservative fourth quarter guidance reflects our current business expectation in such a difficult market environment. In addition, during the integration of CGEN, although we have made meaningful progress in reducing the location cost of our in-store advertising business, in order to achieve profitability and future growth, we plan to further restructure CGEN’s business in the fourth quarter. Management is in the process of evaluating the CGEN operation and therefore we expect to incur material one-time non-cash charges in the fourth quarter 2008 relating to any restructuring effort,” said Dr. Tan Zhi, CEO of Focus Media. “However, based on our discussions with our major advertising clients, we continue to expect there to be overall advertising market growth in China in 2009, as the Chinese economy will nevertheless grow but at a slower pace relative to 2008 and Chinese urban consumers will continue to grow in numbers due to continuing urbanization in major metropolitan areas. We believe Focus Media is better positioned today than ever to face today’s challenging macro backdrop. Looking forward to 2009, we will focus on building operating leverage and growing our free cash flow. We expect capital investment in our networks and our pace of acquisitions will slow down materially in 2009 as we are competitively well-positioned given the large and unparalleled scale of our existing nationwide digital media networks which we have built during the past few years. We expect to continue to gain market share as our advertising clients continue to reap the benefits from our highly efficient and effective nationwide digital advertising platforms.”
’

Third Quarter Financial Results

For the third quarter of 2008, Focus Media reported total revenues from continuing operations of $224.8 million, an increase of 63.7% compared to $137.4 million for the third quarter of 2007, and an increase of 6.2% compared to $211.7 million for the second quarter of 2008.

Our total digital out-of-home advertising revenue was $153.8 million in the third quarter of 2008, an increase of 62.4% from $94.7 million in the third quarter of 2007, and a sequential increase of 13.6% from $135.4 million in the second quarter of 2008. In the third quarter of 2008, commercial location advertising revenue was $93.1 million, contributing 60.5% of total digital out-of-home advertising revenue. Advertising service revenue from our in-store network was $16.8 million, or 10.9% of total digital out-of-home advertising revenue. Advertising service revenue from our in-elevator poster frame network placed primarily in the elevators of residential buildings was $44.0 million in the third quarter of 2008, or 28.6% of total digital out-of-home advertising revenue.

As of September 30, 2008, the total installed base of LCD displays and digital frames in our commercial location network was 120,131 nationwide, including 114,300 displays through our directly owned networks, and 5,831 displays through our regional distributors. The total number of displays installed in our in-store network including CGEN was 56,614 as of September 30, 2008, decreasing slightly from 58,493 as of June 30, 2008 due to our continuing effort to optimize the combined in-store network coverage during the integration of CGEN following our acquisition in early January. The total number of non-digital frames available for sale on our in-elevator poster frame network was 273,813 as of September 30, 2008. In addition, as of September 30, 2008, we had 29,546 digital frames installed in our poster frame network.

Internet advertising service revenue was $70.8 million in the third quarter of 2008, an increase of 66.5% compared to $42.5 million for the third quarter of 2007, and a decrease of 7.0% compared to $76.1 million for the second quarter of 2008.

Gross profit for the third quarter of 2008 was $109.7 million, representing an increase of 58.5% compared to $69.2 million in the third quarter of 2007 and a 22.7% increase compared to $89.4 million in the second quarter of 2008. In the third quarter 2008, GAAP gross margin for the company was 48.8%, increasing from 42.2% in the second quarter of 2008. Excluding non-cash share-based compensation expense of $0.4 million and acquisition-related intangible asset amortization expense of $6.1 million in the cost of revenues, gross margin (non-GAAP) was 51.7% in the third quarter of 2008. In the third quarter of 2008, excluding non-cash share-based compensation expense and acquisition-related intangible asset amortization expense, our digital out-of-home gross margin (non-GAAP) improved to 64.7% from 56.4% in the second quarter of 2008, and our Internet advertising gross margin (non-GAAP) dropped to 23.7% from 26.9% in the previous quarter.

In the third quarter of 2008, operating expenses totaled $52.7 million, including $3.2 million in acquired intangible asset amortization resulting from acquisitions and non-cash share-based compensation expense of $10.4 million. Selling and marketing expenses in the third quarter totaled $28.4million, including $3.2 million in acquired intangible asset amortization and $4.7 million in share-based compensation expense. General and administrative expense in the third quarter was $26.4 million, including $5.7 million in share-based compensation expense. Our operating margin in the third quarter of 2008 was 25.4% compared to 20.4% in the previous quarter. Excluding non-cash share-based compensation expense and acquired intangible asset amortization expense, our operating margin (non-GAAP) was 34.3% in the third quarter of 2008 compared to 30.3% in the second quarter of 2008.

Total intangible amortization expense in the third quarter of 2008 resulting from historical acquisitions was $9.3 million. Non-cash share-based compensation expense was $10.8 million in the third quarter of 2008. Total income tax expense was $8.4 million.

Net income for the third quarter of 2008 was $51.3 million. Net income excluding non-cash share-based compensation expense and acquired intangible assets amortization expense resulting from acquisitions in the third quarter of 2008 (non-GAAP) was $71.4 million, or $0.53 per fully diluted ADS.

Third quarter 2008 operating cash flow was $35.4 million. Our capital expenditure was $17.0 million, mostly for the purchase of digital frames. Day sales outstanding (“DSO”) was 134 days in the third quarter. As of September 30, 2008, the company had cash and cash equivalents of $373.1 million. As of November 10, 2008, the company had repurchased approximately 1.6 million Focus Media ADRs in the open market under our previously announced share repurchase program.

BUSINESS OUTLOOK

The Company estimates its total net revenues for the fourth quarter of 2008 will range from $190 million to $200 million. Fourth quarter 2008 net income excluding share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) is expected to be between $60 million and $61 million or $0.45 to $0.46 per fully diluted ADS based on 134 million average total ADS-equivalent-shares outstanding, excluding any potential one-time charges relating to the restructuring of CGEN.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per fully diluted ADS, all excluding non-cash share-based compensation and acquired intangible asset amortization expense resulting from acquisitions. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to Non-GAAP
(U.S. Dollar in thousands, except share data)
(Unaudited)

1.	Reconciliation of GAAP gross profit and gross margin to non-GAAP gross profit and gross margin.

	Three months ended September 30,
	2008				Three months ended June 30, 2008
	GAAP	(a )	(b )	Non-GAAP	GAAP	(a )	(b )	Non-GAAP
Gross profit
Commercial location network	62,764	438	1,855	65,057	50,658	420	1,900	52,978
In-store network	3,667	—	897	4,564	(1,408)	—	882	(526)
In-elevator poster frame network	27,195	—	2,618	29,813	21,647	—	2,348	23,995
Digital out-of-home	93,626	438	5,370	99,434	70,897	420	5,130	76,447

Internet Advertising	16,061	—	690	16,751	18,466	—	2,044	20,510
Others	12	—	—	12	9	—	—	9
Total	109,699	438	6,060	116,197	89,372	420	7,174	96,966

Gross margin
Commercial location network	67.4%	0.5%	2.0%	69.9%	62.5%	0.5%	2.3%	65.3%
In-store network	21.9%	0.0%	5.4%	27.3%	(8.3%)	0.0%	5.2%	(3.1%)
In-elevator poster frame network	61.9%	0.0%	6.0%	67.9%	58.0%	0.0%	6.3%	64.3%
Digital out-of-home	60.9%	0.3%	3.5%	64.7%	52.3%	0.3%	3.8%	56.4%

Internet Advertising	22.7%	0.0%	1.0%	23.7%	24.3%	0.0%	2.7%	26.9%
Others	5.1%	0.0%	0.0%	5.1%	5.3%	0.0%	0.0%	5.3%
Total	48.8%	0.2%	2.7%	51.7%	42.2%	0.2%	3.4%	45.8%

(a)	To adjust for share-based compensation expenses

(b)	To adjust for amortization of acquisition-related intangible assets

2.	Reconciliation of net income, earnings per ADS and operating margin from GAAP to non-GAAP:

	Three months ended			Nine months ended
	2008-9-30	2007-9-30	2008-6-30	2008-9-30	2007-9-30
GAAP net income attributable to
shareholders	$51,349	$46,613	$36,132	$33,671	$100,620
Amortization of acquired intangible assets	9,262	3,287	10,428	30,370	7,891
Share-based compensation	10,810	4,679	10,421	29,855	14,115
Net loss from discontinued operations	—	—	561	79,883	—

Non-GAAP net income	$71,421	$54,579	$57,542	$173,779	$122,626

GAAP income per ADS — basic	$0.39	$0.38	$0.29	$0.26	$0.87

GAAP income per ADS — diluted	$0.38	$0.37	$0.28	$0.25	$0.84

Non-GAAP income per ADS — basic	$0.54	$0.45	$0.45	$1.33	$1.06

Non-GAAP income per ADS — diluted	$0.53	$0.43	$0.44	$1.31	$1.03

Shares used in calculating basic GAAP / Non-GAAP income per ADS	131,541,174	122,250,042	128,339,961	130,363,120	115,883,549

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	133,729,070	126,370,818	130,776,141	133,048,034	119,471,360

GAAP income from operations	$57,048	$40,830	$43,290	$126,648	$85,184
Amortization of acquired intangible assets	9,262	3,125	10,428	30,370	7,891
Share-based compensation	10,810	4,679	10,421	29,855	14,115
Non-GAAP income from operations	$77,120	$48,634	$64,139	$186,873	$107,190

Non-GAAP operating margin	34.3%	35.4%	30.3%	31.2%	36.8%

TODAY’S CONFERENCE CALL

The Company will host a conference call to discuss the Third quarter 2008 results at 8:00 p.m. U.S. Eastern Time on November 10, 2008 (5:00 p.m. U.S. Pacific Time on November 10, 2008 and 9:00 a.m. Beijing/Hong Kong Time on November 11, 2008). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number +1- 866-713-8307, Hong Kong dial-in number +852-3002-1672, International dial-in number +1-617-597-5307; Pass code: 55654163.

A replay of the call will be available from November 11, 2008 until November 18, 2008 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 45158411. Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of September 30, 2008, Focus Media’s digital out-of-home advertising network had approximately 120,000 LCD display and digital frames in its commercial location network, approximately 56,000 LCD displays in its in-store network and approximately 300,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 250 outdoor LED billboard displays in Shanghai and Beijing. For more information about Focus Media, please visit our website at ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jing Lu

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	2008-9-30	2007-12-31
ASSETS
Current assets
Cash and cash equivalents	$373,172	$450,416
Investment in equity securities and bank notes	7,707	90,145
Accounts receivables, net	346,341	206,102
Inventories	1,551	1,654
Prepaid expenses and other current assets	23,101	58,885
Deposit paid for acquisition of subsidiaries	33,142	40,402
Amount due from related parties	13,895	5,092
Rental deposits	36,679	28,763
Total current assets	$835,588	$881,459
Rental deposits	5,511	5,302
Equipment, net	165,981	95,478
Acquired intangible assets, net	177,827	155,717
Goodwill	1,142,151	943,398
Other long term assets	44,175	58,183

Total assets	$2,371,233	$2,139,537

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$102,243	$50,379
Accrued expenses and other current liabilities	157,305	190,313
Income taxes payable	34,591	21,391
Amount due to related parties	21,710	12,977
Deferred tax liabilities	14,163	1,227
Total liabilities of discontinued operations	7,581	—

Total current liabilities	$337,593	$276,287
Deferred tax liabilities	19,421	6,393

Total liabilities	$357,014	$282,680

Minority interests	4,282	1,913
Shareholders’ equity
Ordinary shares	32	32
Additional paid in capital	1,692,529	1,581,580
Treasury stock	(29,998)	—
Retained earnings	270,390	236,718
Accumulated other comprehensive income	76,984	36,614

Total shareholders’ equity	$2,009,937	$1,854,944

Total liabilities and shareholders’ equity	$2,371,233	$2,139,537

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except share data)

	Three months ended			Nine months ended
	2008-9-30	2007-9-30	2008-6-30	2008-9-30	2007-9-30
Gross revenues (note 3):
Digital out-of-home:
Commercial locations	$101,556	$70,173	$87,110	$256,797	$160,459
In-store network	18,513	7,813	18,797	56,387	23,137
In-elevator poster frame network	48,187	25,121	40,763	120,791	59,322
Internet advertising	73,253	44,234	78,858	203,561	70,652
Other revenue	234	117	171	3,495	803

Total gross revenues	241,743	147,458	225,699	641,031	314,373
Less: Sales taxes	16,930	10,091	13,956	42,912	23,281

Total revenues	224,813	137,367	211,743	598,119	291,092

Cost of revenues (note 4):
Digital out-of-home
Commercial locations	30,323	22,825	30,456	87,994	53,778
In-store network	13,098	5,832	18,428	48,769	16,046
In-elevator poster frame network	16,766	6,656	15,666	44,078	16,667
Internet advertising	54,705	32,718	57,659	151,060	51,123

Total advertising service costs	114,892	68,031	122,209	331,901	137,614
Other costs	222	121	162	1,687	424

Total cost of revenues	115,114	68,152	122,371	333,588	138,038

Gross profit	109,699	69,215	89,372	264,531	153,054

Operating expenses:
General and administrative (note 4)	26,436	11,329	20,702	65,706	31,197
Selling and marketing (note 4)	28,353	18,091	27,392	78,157	40,085
Other operating (income)/expenses, net	(2,138)	(1,035)	(2,012)	(5,980)	(3,412)
Total operating expenses	52,651	28,385	46,082	137,883	67,870

Income from operations	57,048	40,830	43,290	126,648	85,184
Interest income, net	1,747	1,542	1,150	5,244	6,192
Other income (expenses), net	1,858	(76)	2,017	4,098	(61)

Income before tax and minority interests	60,653	42,296	46,457	135,990	91,315

Income tax expense
- Current	11,918	1,755	9,647	27,314	5,192
- Deferred	(3,514)	46	(882)	(5,109)	(579)
Total income taxes	8,404	1,801	8,765	22,205	4,613

Income before minority interests	52,249	40,495	37,692	113,785	86,702
Minority Interests	900	—	999	2,097	(18)

Net income from continued operations	51,349	40,495	36,693	111,688	86,720

(Net loss)/income from discontinued operations	—	6,426	(616)	(77,468)	14,682
Income tax	—	308	(55)	549	782

Net income/(loss) from discontinued operations	—	6,118	(561)	(78,017)	13,900

Net income/(loss) attributed to shareholders	$51,349	$46,613	$36,132	$33,671	$100,620
Income from continued operations — basic	$0.39	$0.33	$0.29	$0.86	$0.75

Income from continued operations — diluted	$0.38	$0.32	$0.28	$0.84	$0.73

Income from discontinued operations — basic	$—	$0.05	$—	$(0.60)	$0.12

Income from discontinued operations — diluted	$—	$0.05	$—	$(0.59)	$0.12

Income per ADS — basic	$0.39	$0.38	$0.29	$0.26	$0.87

Income per ADS — diluted	$0.38	$0.37	$0.28	$0.25	$0.84

Shares used in calculating basic income per ADS	131,541,174	122,250,042	128,339,961	130,363,120	115,883,549

Shares used in calculating diluted income per ADS	133,729,070	126,370,818	130,776,141	133,048,034	119,471,360

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)

	Three months ended		Nine months ended
	2008-9-30	2007-9-30	2008-9-30	2007-9-30
Operating activities:
Net income	$51,349	$46,613	$33,671	$100,620
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Minority interest	900	—	2,097	(18)
Impairment provisions for discontinued operations	—	—	77,054	—
Bad debt provision	5,923	320	9,357	2,736
Share based compensation	10,810	4,679	29,855	14,115
Depreciation and amortization	8,150	5,114	21,713	13,222
Amortization of acquired intangible assets	9,262	3,287	30,370	7,891
Loss on disposal of equipments	405	—	405	—
Changes in assets and liabilities, net of effects of acquisitions	(51,381)	(19,174)	(116,209)	(41,157)

Net cash provided by operating activities	$35,418	$40,839	$88,313	$97,409

Investing activities:
Purchase of equipment and other long term assets	(17,028)	(11,659)	(65,770)	(36,924)
Acquisition of an intangible asset	—	—	(1,767)	(105)
Purchase of subsidiaries, net of cash acquired	(14,429)	2,334	(118,573)	(54,440)
Investment in a joint venture	(2,970)	—	(2,970)	—
Disposal of subsidiaries	—	—	(11,694)	—
Deposits paid to acquire subsidiaries	(901)	(25,004)	(14,270)	(60,272)
Sales /(purchase) of equity securities and bank notes	39,025	(8,830)	83,765	(49,545)
Net cash provided /(used) in investing activities	$3,697	$(43,159)	$(131,279)	$(201,286)

Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	1,822	475	9,168	120,733
Proceeds from short-term debts	—	—	370	—
Repurchase of ordinary shares	(29,998)	—	(29,998)	—
Capital injection from minority shareholders	—	40	214	137
Repayment of short-term debts	—	(394)	(30,412)	(4,165)

Net cash provided by/(used in) financing activities	$(28,176)	$121	$(50,658)	$116,705

Effect of exchange rate changes	717	4,850	16,380	12,805

Net (decrease) increase in cash and cash equivalents	$11,656	$2,651	$(77,244)	$25,633
Cash and cash equivalents, beginning of period	361,516	187,592	450,416	164,610

Cash and cash equivalents, end of period	$373,172	$190,243	$373,172	$190,243

Supplemental disclosure of cash flow information:
Income taxes paid	$6,037	$461	$14,984	$1,038

Interest paid	$—	$6	$—	$6

Supplemental disclosure of non-cash investing activity:
Acquisition of subsidiaries:
Value of ordinary share consideration	$—	$—	$71,927	$166,050
Accounts payable	$14,777	$6,143	$14,777	$6,143

Notes:

Note 1:	Basic income per ADS is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ADS equivalent outstanding during the year/period. Diluted income per ADS reflects the potential dilution that could occur if securities or other contracts to issue ADS were exercised or converted into ADS.
Note 2:	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.8183 on September 30, 2008 for balance sheet accounts denominated in RMB, and at the average rate of USD1 =
RMB 6.85292 for profit and loss accounts denominated in RMB.
Note 3:	Details of net revenues are as follows (U.S. Dollars in thousands):

	Three months ended			Nine months ended
	2008-9-30	2007-9-30	2008-6-30	2008-9-30	2007-9-30
Gross revenues (note 4):
Gross Advertising Service Revenue:
Digital out-of-home:

Commercial locations
- Unrelated parties	$100,318	$70,091	$86,452	$254,524	$157,825
- Related parties	1,238	82	658	2,273	2,634

Total Commercial Locations	101,556	70,173	87,110	256,797	160,459

In-store Network
- Unrelated parties	18,513	7,813	18,797	56,387	21,822
- Related parties	—	—	—	—	1,315

Total in-store network	18,513	7,813	18,797	56,387	23,137

In-elevator Poster Frame Network
- Unrelated parties	48,172	25,029	40,763	120,776	59,132
- Related parties	15	92	—	15	190

Total In-elevator Poster Frame Network	48,187	25,121	40,763	120,791	59,322

Internet advertising

- Unrelated parties	71,616	43,552	77,394	200,089	69,640
- Related parties	1,637	682	1,464	3,472	1,012

Total internet advertising	73,253	44,234	78,858	203,561	70,652

Gross Advertising Services Revenue:	241,509	147,341	225,528	637,536	313,570

Less: Sales taxes:
Digital out-of-home:
Commercial locations:	8,469	5,584	5,996	20,141	13,166
In-store Network	1,748	726	1,777	5,331	2,168
In-elevator Poster Frame Network	4,226	2,058	3,450	10,338	5,042
Internet advertising	2,487	1,723	2,733	7,102	2,905

Total sales taxes:	16,930	10,091	13,956	42,912	23,281

Net Advertising Service Revenue	224,579	137,250	211,572	594,624	290,289

Add: Other revenue:	234	117	171	3,495	803

Net revenues:	$224,813	$137,367	$211,743	$598,119	$291,092

Note 4: Share-based compensation expense is comprised of the following (U.S. Dollars in thousands):

	Three months ended			Nine months ended
	2008-9-30	2007-9-30	2008-6-30	2008-9-30	2007-9-30
Cost of revenues	$438	$288	$420	$1,162	$853
Selling and marketing	4,706	2,374	4,573	13,856	6,519
General and administrative	5,666	2,017	5,428	14,837	6,743

Sub-total	$10,810	$4,679	$10,421	$29,855	$14,115

Note 5: The Company has performed a preliminary purchase price allocation on its acquisition of CGEN, which occurred in the first quarter of 2008 based on an internal valuation performed by management.  The purchase price allocation will be finalized once management has assessed the pending results of independent third party valuations.

Note 6: Earnings per ADS is based on the new conversion ratio of 1 ADS to 5 ordinary shares, effective as of April 11, 2007. The comparative numbers have been retroactively adjusted to reflect the conversion.

Focus Media Holding Ltd.
Reconciliation of GAAP to Non-GAAP
(U.S. Dollar in thousands, except percentages, share and per-share data)
(Unaudited)

1.	Reconciliation of GAAP gross profit and gross margin to non-GAAP gross profit and gross margin.

	Three months ended September 30,
	2008				Three months ended June 30, 2008
	GAAP	(a )	(b )	Non-GAAP	GAAP	(a )	(b )	Non-GAAP
Gross profit
Commercial location network	62,764	438	1,855	65,057	50,658	420	1,900	52,978
In-store network	3,667	—	897	4,564	(1,408)	—	882	(526)
In-elevator poster frame network	27,195	—	2,618	29,813	21,647	—	2,348	23,995
Digital out-of-home	93,626	438	5,370	99,434	70,897	420	5,130	76,447

Internet Advertising	16,061	—	690	16,751	18,466	—	2,044	20,510
Others	12	—	—	12	9	—	—	9
Total	109,699	438	6,060	116,197	89,372	420	7,174	96,966

Gross margin
Commercial location network	67.4%	0.5%	2.0%	69.9%	62.5%	0.5%	2.3%	65.3%
In-store network	21.9%	0.0%	5.4%	27.3%	(8.3%)	0.0%	5.2%	(3.1%)
In-elevator poster frame network	61.9%	0.0%	6.0%	67.9%	58.0%	0.0%	6.3%	64.3%
Digital out-of-home	60.9%	0.3%	3.5%	64.7%	52.3%	0.3%	3.8%	56.4%

Internet Advertising	22.7%	0.0%	1.0%	23.7%	24.3%	0.0%	2.7%	26.9%
Others	5.1%	0.0%	0.0%	5.1%	5.3%	0.0%	0.0%	5.3%
Total	48.8%	0.2%	2.7%	51.7%	42.2%	0.2%	3.4%	45.8%

(a)	To adjust share-based compensation expenses

(b)	To adjust amortization of acquisition related intangible assets

2.	Reconciliation of net income, earnings per ADS and operating margin from GAAP to non-GAAP:

	Three months ended			Nine months ended
	2008-9-30	2007-9-30	2008-6-30	2008-9-30	2007-9-30
GAAP net income attributable to
shareholders	$51,349	$46,613	$36,132	$33,671	$100,620
Amortization of acquired intangible assets	9,262	3,287	10,428	30,370	7,891
Share-based compensation	10,810	4,679	10,421	29,855	14,115
Net loss from discontinued operations	—	—	561	79,883	—

Non-GAAP net income	$71,421	$54,579	$57,542	$173,779	$122,626

GAAP income per ADS — basic	$0.39	$0.38	$0.29	$0.26	$0.87

GAAP income per ADS — diluted	$0.38	$0.37	$0.28	$0.25	$0.84

Non-GAAP income per ADS — basic	$0.54	$0.45	$0.45	$1.33	$1.06

Non-GAAP income per ADS — diluted	$0.53	$0.43	$0.44	$1.31	$1.03

Shares used in calculating basic GAAP / Non-GAAP income per ADS	131,541,174	122,250,042	128,339,961	130,363,120	115,883,549

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	133,729,070	126,370,818	130,776,141	133,048,034	119,471,360

GAAP income from operations	$57,048	$40,830	$43,290	$126,648	$85,184
Amortization of acquired intangible assets	9,262	3,125	10,428	30,370	7,891
Share-based compensation	10,810	4,679	10,421	29,855	14,115
Non-GAAP income from operations	$77,120	$48,634	$64,139	$186,873	$107,190

Non-GAAP operating margin	34.3%	35.4%	30.3%	31.2%	36.8%